FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of August

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

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http://www.rns-pdf.londonstockexchange.com/rns/3482U_1-2022-7-31.pdf

1 August 2022
HSBC HOLDINGS PLC
2022 INTERIM RESULTS – HIGHLIGHTS

Noel Quinn, Group Chief Executive, said:
“Our first-half performance reflects the continued impact of our strategy, with gathering revenue momentum and tight cost control. The progress that we’ve made growing and transforming HSBC means we are in a strong position as we enter the current rates cycle. We are confident of achieving a return on tangible equity of at least 12% from 2023 onwards, which would represent our best returns in a decade.

As a result, we are providing more specific dividend payout ratio guidance of around 50% for 2023 and 2024. We understand and appreciate the importance of dividends to all of our shareholders. We will aim to restore the dividend to pre-Covid-19 levels as soon as possible. We also intend to revert to quarterly dividends in 2023.”

Financial performance (1H22 vs 1H21)
●
Reported profit after tax increased by $0.8bn to $9.2bn. This included a $1.8bn gain on the recognition of a deferred tax asset from historical losses, as a result of improved profit forecasts for the UK tax group, which has accelerated the expected utilisation of these losses. Reported profit before tax decreased by $1.7bn to $9.2bn, reflecting a net charge for expected credit losses and other credit impairment charges (‘ECL’), compared with a net release in 1H21. Adjusted profit before tax fell by $0.9bn to $10.7bn.
●
Reported revenue decreased marginally to $25.2bn, primarily due to foreign currency translation impacts and 1H22 losses on planned business disposals. Adjusted revenue increased by 4% to $25.7bn, driven by higher net interest income, reflecting interest rate rises and balance sheet growth, and strong growth in revenue from Global Foreign Exchange in Global Banking and Markets (‘GBM’). This was partly offset by unfavourable market impacts in insurance manufacturing in Wealth and Personal Banking (‘WPB’).
●
Reported ECL were a net charge of $1.1bn, reflecting stage 3 charges of $0.8bn, as well as additional allowances to reflect heightened economic uncertainty and inflation, in part offset by the release of most of our remaining Covid-19 reserves. This compared with a $0.7bn net release in 1H21.
●
Reported operating expenses decreased by 4%, primarily due to foreign currency translation impacts. The reduction also reflected the impact of our cost-saving initiatives and a lower performance-related pay accrual, which partly offset increased investment and inflationary impacts. Adjusted operating expenses decreased by 1%.
●
Return on average tangible equity (‘RoTE‘) (annualised) of 9.9% increased by 0.5 percentage points compared with 1H21, including a 2.3 percentage point annualised impact of the deferred tax asset gain.
●
Common equity tier 1 (‘CET1’) ratio of 13.6% decreased by 2.2 percentage points from 31 December 2021. This reflected a reduction in CET1 capital of $16.8bn, which included a $4.8bn valuation loss in equity from financial instruments as yield curves steepened, and a $13.4bn increase in risk-weighted assets (‘RWAs’) primarily from 1Q22 regulatory changes. The reduction also included the share buy-back of up to $1bn announced at our full-year 2021 results.
●
The Board has approved an interim dividend for 1H22 of $0.09 per ordinary share, to be paid in cash.
Financial performance (2Q22 vs 2Q21)
●
Reported profit after tax of $5.8bn, including a $1.8bn deferred tax gain. Reported profit before tax was stable at $5.0bn. Net ECL charges compared with 2Q21 net ECL releases, with this impact broadly offset by a reduction in operating expenses and revenue growth. Adjusted profit before tax increased by 13% to $6.0bn.
●
Reported revenue increased by 2% to $12.8bn, primarily reflecting interest rate rises, partly offset by an adverse movement in market impacts in insurance manufacturing in WPB, foreign currency translation impacts and losses on planned business disposals. Adjusted revenue increased by 12% to $13.1bn.
●
Net interest margin (‘NIM’) of 1.35% rose by 9 basis points (‘bps’) from 1Q22.
●
Reported operating expenses were 5% lower, due to foreign currency translation impacts. The impact of our cost-saving initiatives and continued cost discipline mitigated increased investment and inflation. Adjusted operating expenses were stable at $7.5bn.
●
The increase in adjusted revenue of 12% while maintaining stable adjusted operating expenses resulted in adjusted jaws of 12%.
●
Customer lending was $27bn lower in 2Q22, on a reported basis, due to foreign currency translation impacts. Adjusted customer lending increased by $14bn with growth across all regions.
Outlook for 2022
●
The revenue outlook remains positive. Based on the current market consensus for global central bank rates and our continued mid-single-digit percentage lending growth expectations for 2022, we would expect net interest income of at least $31bn for 2022 and at least $37bn for 20231 (based on average June rates of foreign exchange).
●
We continue to expect our ECL charges to normalise towards 30bps of average loans in 2022, recognising the possible risk of further deterioration in the consensus economic outlook.
●
We remain confident in our ability to deliver 2022 adjusted operating expenses in line with 2021, despite inflationary pressures. We now aim to deliver 2023 adjusted cost growth of around 2%, compared with 20221, and intend to maintain strict cost discipline thereafter.
●
With profit generation and continued RWA actions, we aim to manage back to within our 14% to 14.5% CET1 target range during the first half of 2023. While further share buy-backs remain unlikely in 2022, for future years we expect to return to shareholders excess capital over and above what is required for executing the strategy. The forecast loss on the disposal of our French retail operations is expected to impact our CET1 ratio by approximately 30bps in the second half of 2022.
●
The impact of our growth and transformation programmes over the last two years has given us the confidence to update our returns guidance. Subject to the current path implied by the market for global policy rates, we are now targeting a RoTE of at least 12% from 2023 onwards, noting continued macroeconomic uncertainty.
●
Given the current returns trajectory, we expect a dividend payout ratio of around 50% for 2023 and 2024. We also intend to revert to paying quarterly dividends in 2023, although we expect the quarterly dividend for the first three quarters to initially be reinstated at a lower level than the historical quarterly dividend of $0.10 per share paid up to the end of 2019.
1
Based on current accounting standards. The implementation of IFRS 17 on 1 January 2023 will result in certain insurance costs being presented as a deduction to reported revenue with a resultant reduction in reported operating expenses

Key financial metrics

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
Reported results
Reported revenue ($m)	25,236	25,551	24,001
Reported profit before tax ($m)	9,176	10,839	8,067
Reported profit after tax ($m)	9,215	8,422	6,271
Profit attributable to the ordinary shareholders of the parent company ($m)	8,289	7,276	5,331
Cost efficiency ratio (%)	65.1	66.9	73.1
Net interest margin (%)1	1.30	1.21	1.20
Basic earnings per share ($)	0.42	0.36	0.26
Diluted earnings per share ($)	0.41	0.36	0.26
Alternative performance measures
Adjusted revenue ($m)	25,690	24,734	23,577
Adjusted profit before tax ($m)	10,673	11,538	9,681
Adjusted cost efficiency ratio (%)	59.9	62.7	65.5
Expected credit losses and other credit impairment charges (‘ECL’) (annualised) as % of average gross loans and advances to customers (%)	0.21	(0.14)	(0.03)
Return on average ordinary shareholders’ equity (annualised) (%)1	9.7	8.4	7.1
Return on average tangible equity (annualised) (%)1,2	9.9	9.4	8.3

	At
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
Balance sheet
Total assets ($m)	2,985,420	2,976,005	2,957,939
Net loans and advances to customers ($m)	1,028,356	1,059,511	1,045,814
Customer accounts ($m)	1,651,301	1,669,091	1,710,574
Average interest-earning assets ($m)	2,233,321	2,188,991	2,209,513
Loans and advances to customers as % of customer accounts (%)	62.3	63.5	61.1
Total shareholders’ equity ($m)	188,382	198,218	198,250
Tangible ordinary shareholders’ equity ($m)	148,308	157,985	158,193
Net asset value per ordinary share at period end ($)	8.41	8.69	8.76
Tangible net asset value per ordinary share at period end ($)	7.48	7.81	7.88
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)3,4	13.6	15.6	15.8
Risk-weighted assets ($m)3,4	851,743	862,292	838,263
Total capital ratio (%)3,4	18.6	21.0	21.2
Leverage ratio (%)3,4	5.5	5.3	5.2
High-quality liquid assets (liquidity value) ($bn)4	656.6	659.3	717.0
Liquidity coverage ratio (%)4	134	134	138
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	19,819	20,223	20,073
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	19,949	20,315	20,189
Average basic number of $0.50 ordinary shares outstanding (millions)	19,954	20,211	20,183
Dividend per ordinary share (in respect of the period) ($)	0.09	0.07	0.18

For reconciliations of our reported results to an adjusted basis, including lists of significant items, see page 37 of the Interim Report 2022. Definitions and calculation of other alternative performance measures are included in our ‘Reconciliation of alternative performance measures’ on page 56 of the Interim Report 2022.

1
For these metrics, half-year to 31 December 2021 is calculated on a full-year basis and not a 2H21 basis.
2
Profit attributable to ordinary shareholders, excluding impairment of goodwill and other intangible assets and changes in present value of in-force insurance contracts (‘PVIF’) (net of tax), divided by average ordinary shareholders’ equity excluding goodwill, PVIF and other intangible assets (net of deferred tax).
3
Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. These include the regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’, which are explained further on page 94 of the Interim Report 2022. The leverage ratio is calculated using the end point definition of capital and the IFRS 9 regulatory transitional arrangements, in line with the UK leverage rules that were implemented on 1 January 2022, and excludes central bank claims. Comparatives for 2021 are reported based on the disclosure rules in force at that time, and include claims on central banks. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation and/or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and subsequently amended under UK law.
4 Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we will restate comparatives.

Highlights

	Half-year to
	30 Jun	30 Jun
	2022	2021
	$m	$m
Reported
Revenue1	25,236	25,551
Change in expected credit losses and other credit impairment charges	(1,090)	719
Operating expenses	(16,419)	(17,087)
Share of profit in associates and joint ventures	1,449	1,656
Profit before tax	9,176	10,839
Tax (expense)/credit	39	(2,417)
Profit after tax	9,215	8,422
Adjusted2
Revenue1,3	25,690	24,734
Change in expected credit losses and other credit impairment charges	(1,090)	675
Operating expenses	(15,376)	(15,520)
Share of profit in associates and joint ventures	1,449	1,649
Profit before tax	10,673	11,538
Tax (expense)/credit	(1,962)	(2,455)
Profit after tax	8,711	9,083
Significant items affecting adjusted performance
Revenue
Customer redress programmes	(14)	18
Disposals, acquisitions and investment in new businesses3	(288)	—
Fair value movements on financial instruments4	(220)	(194)
Restructuring and other related costs5	68	(70)
Operating expenses
Customer redress programmes	6	(17)
Impairment of goodwill and other intangibles	(9)	—
Restructuring and other related costs	(1,040)	(848)
Tax expense/(credit)
Tax charge/(credit) on significant items	(236)	(153)
Recognition of losses on HSBC Holdings	(1,765)	—
1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons.
3
Includes losses from classifying businesses as held-for-sale as part of a broader restructuring of our European business.
4
Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
5 Comprises losses associated with the RWA reduction commitments and gains we made at our business update in February 2020.

Review by Noel Quinn, Group Chief Executive
We are now two and a half years into our transformation programme to make HSBC fit for the future. We still have more work to do in the second half of this year – but we are now much better positioned to meet the needs of our international customers and to deliver higher returns for our shareholders.
The key to delivering our ambitions, now and in the future, is to grow and transform HSBC at the same time. That was the focus of the transformation programme we announced in February 2020, and of the updated strategy we launched in February 2021. The progress we have made in both regards gives us a strong starting point as we enter the current interest rate cycle.
Our transformation agenda has been based around three things: reshaping our portfolio, increasing our capital efficiency and tightly managing our costs. In 2021, we accelerated this agenda in response to Covid-19, under four strategic pillars: focus on our strengths, digitise at scale, energise for growth, and lead the transition to net zero.
In reshaping our portfolio, we have exited – or are exiting – non-strategic businesses in the West and reallocated capital towards areas of growth in Asia and the Middle East. In the first half of 2022, we completed our acquisition of AXA Singapore, increased our stake in HSBC Qianhai Securities to 90%, took full ownership of our HSBC Life China insurance business, and agreed to sell our businesses in Greece and Russia, subject to regulatory approvals.
In terms of capital efficiency, our risk-weighted asset reduction programme had reached $104bn by the end of 2021, against a target of $110bn by the end of 2022. We have now reached a cumulative total of $114bn of risk-weighted asset savings, and the acceleration of restructuring across our US and Europe businesses means we are on track to reach at least $120bn of savings by the end of this year.
We continue to invest in areas of strength. Our investment to boost our Asia wealth product and platform capabilities helped us to attract strong levels of net new invested assets, and to grow the value of new business in our insurance franchise in Asia by 41% on last year’s first-half. We achieved both of these despite the temporary closure of parts of our branch network due to Covid-19 restrictions in Hong Kong.
Finally, we have continued to manage our cost base with discipline. Our sustained investment to digitise HSBC at scale has helped make us a more agile and efficient organisation. Our hybrid working model has enabled us to reduce our office real estate footprint by around a third since the start of 2020. At the same time, rising customer demand for digital products and services has enabled us to keep reducing and adapting our branch network in response to changing customer behaviour.
Our cost reduction programmes remain on track. We have more to do before December – particularly to further simplify the organisation – but I remain committed to achieving stable adjusted costs in 2022 compared with last year, despite rising inflation.
International
As a result of this work, HSBC is now a more international business, focused on serving international customers alongside our strong domestic franchises in Hong Kong and the UK. Serving customers across borders is what we do best. It is how we can best help them to grow, and, we believe, the fastest way to accelerate returns for our shareholders.
HSBC has been internationally focused since it was founded 157 years ago to support trade between East and West. When we refreshed our purpose 18 months ago, we spoke to tens of thousands of our customers, colleagues and other stakeholders as we considered who we are and what we do. Our refreshed purpose – ‘opening up a world of opportunity’ – underlined that our internationalism remains the most defining characteristic of our identity.
Our strength as a well connected, global institution is the main reason our wholesale clients choose to bank with us and we are determined to capitalise on the advantages our network gives us. As part of this, we are exiting domestic wholesale client relationships where returns are sub-standard in order to focus on meeting the needs of international customers. We have repositioned our US and Europe businesses in the same vein, completing the sale of our US domestic mass market retail business in the first half of the year, and remaining on track to complete the sale of our French retail business in 2023.
This strategy is serving our customers and investors well. Even as trade flows have changed and supply chains have shifted post-pandemic, we have maintained our leadership in global trade because our global network means we can go wherever trade goes. We built on this further in the first-half, growing trade balances by $5bn or 6% in a challenging global environment. We were also named ‘Best Bank for Trade Finance’ by Euromoney in July.
In a low interest-rate environment, our international network was also a key factor in the good returns generated by our other leading franchises. More than three quarters of our wholesale client revenue is connected to our international network, and just under half of our wholesale client business is cross-border. Our ability to connect clients in the West with high-returning opportunities in the East remains a key differentiator.
In Commercial Banking, adjusted revenue grew by 14% compared with last year’s first-half, with international business a strong contributor. In particular, we saw adjusted revenue growth of 20% in Global Trade and Receivables Finance, and of 42% in Global Liquidity and Cash Management.
In Global Banking and Markets, adjusted revenue was up 4% on the same period last year, due in part to a good performance in transaction banking. In addition, the volume of client business booked in Asia and the Middle East from clients managed in Europe and the Americas grew by 8% on last year’s first-half, underlining the importance of our ability to connect global clients and investors to those regions.
In Wealth and Personal Banking, we grew the number of customers classed as international by 5%, compared with last year’s first-half. These include customers we bank in more than one market, and customers who come from a country or territory other than the market in which they now bank. According to our analysis, the average international customer generates around double the revenue of the average domestic customer. This is both our fastest growing customer segment, and our most commercially attractive.
Financial performance
Our first-half performance reflected much of the progress we have made since 2020, with good organic growth across the business and tight cost control. In addition, increased net interest income reflected rising global interest rates, with further policy rate rises anticipated over the coming months.
Overall, the Group delivered $9.2bn of reported profit before tax and $10.7bn of adjusted profit before tax in the first half of the year. Although this was lower than in the first half of 2021, it reflected a more normalised level of expected credit losses compared with the Covid-19 releases made last year, as well as the macroeconomic impact of the Russia-Ukraine war.
All our regions were profitable in the first-half. This included a strong performance from HSBC UK, which delivered adjusted profits of $2.5bn, up 15% on the first half of last year. Our Asia business delivered adjusted profits of $6.3bn, despite the impact of Covid-19 in some of our biggest markets.
Adjusted revenue was up 4%, including growth of 15% in net interest income compared with last year’s first-half. Market impacts meant wealth revenue was lower compared with the same period last year, although our insurance business performed well. In Commercial Banking, adjusted trade revenue was up 20% on the prior year. Lending balances were up in all businesses in the first-half, underlining that conversion of our business pipelines remains strong.
Adjusted operating expenses fell by 1%, mainly as a result of our cost-saving initiatives and a lower performance-related pay accrual. We achieved this in spite of growing inflationary pressures and rising investments in technology and our Asia Wealth business.
Our CET1 ratio at the end of the first-half was 13.6%, down from 15.8% at the end of 2021. This reflected losses on financial instruments held as hedges to our exposure to interest rate movements, and an increase in RWAs due to regulatory changes and foreign exchange movements. We expect to be back within our 14% to 14.5% CET1 target range in the first half of 2023.
We have announced an interim dividend of $0.09 per share, up $0.02 per share on the first half of 2021. We have also now completed both the $2bn buy-back programme we announced in 2021, and the further $1bn buy-back we announced at our annual results in February.
Outlook
The revenue outlook has improved further since our full-year 2021 results, despite the uncertain macroeconomic environment.
In February, based on the implied market consensus policy rates at the time, we expected to deliver a return on tangible equity of at least 10% for 2023. We expect to make further progress with our growth and transformation plans in the second half of 2022, and believe we can restrict cost growth to around 2% in 2023, despite inflationary pressures. Subject to the path currently being implied by the market for policy rates, we are now confident of achieving a return on tangible equity of at least 12% from 2023 onwards.
As a result of this higher returns trajectory, we are also able to provide more specific guidance around dividends. We now expect to deliver an improved payout ratio of around 50% for 2023 and 2024, subject to achieving our performance targets. We also intend to revert to paying quarterly dividends from the start of 2023. We remain committed to enabling our shareholders to benefit from the growing returns that our strategy is delivering.
Transition to net zero
The transition to net zero is a core part of our strategy, both now and for the long term. Given our scale and footprint, we know we have a major role to play in enabling the transition to a net zero global economy. I am unequivocal about my own personal commitment to this agenda, and that commitment is shared by the Board and the senior management team. The urgent need to transition the global economy to net zero is going to change the industrial landscape completely. The overwhelming majority of our clients understand this, and are actively planning and undertaking their own transitions. It stands to reason that financing the new business models and climate technologies they need presents a huge commercial opportunity for HSBC.
I am pleased that we have continued to make good progress towards our ambition of providing and facilitating between $750bn and $1tn of sustainable finance and investment by 2030. By the end of June, our cumulative total for sustainable finance and investment since 2019 was more than $170.8bn. Earlier this year, we published interim targets for on-balance sheet financed emissions in the oil and gas, and power and utilities sectors. We also committed to publish our first bank-wide climate transition plan in 2023, to phase down fossil fuel financing in line with science-based targets, and to review and update our financing and investment policies critical to net zero. These concrete actions can have a significant impact in reducing global emissions and will help ensure that HSBC remains a global climate leader.
Our people
Everything we have achieved over the last six months – and everything we want to achieve over the next six months and beyond – rests on the hard work, commitment and tireless efforts of my colleagues around the world.
I am especially grateful to my colleagues for managing considerable uncertainty and disruption in the first half of the year, particularly those in Hong Kong and mainland China, who have managed the impact of Covid-19 restrictions on our customers and communities; in Sri Lanka, who have continued to deliver for our customers during the current economic and political crisis; and in Poland and eastern Europe, who have been volunteering to help those directly impacted by the Russia-Ukraine war.
I am grateful too for the support that my colleagues have offered to customers impacted by the ongoing cost of living crisis gripping many of the world’s major economies. These are testing times for many of those who bank with us and we are committed to helping support them through this difficult period.
My colleagues represent the very best of HSBC, and I am proud of all they have done – and are doing – to support our customers, communities and each other.

Noel Quinn
Group Chief Executive
1 August 2022

Financial summary

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
For the period
Profit before tax	9,176	10,839	8,067
Profit attributable to:
– ordinary shareholders of the parent company	8,289	7,276	5,331
Dividends on ordinary shares1	3,576	3,059	1,421
At the period end
Total shareholders’ equity	188,382	198,218	198,250
Total regulatory capital	158,519	181,122	177,786
Customer accounts	1,651,301	1,669,091	1,710,574
Total assets	2,985,420	2,976,005	2,957,939
Risk-weighted assets	851,743	862,292	838,263
Per ordinary share	$	$	$
Basic earnings	0.42	0.36	0.26
Dividend per ordinary share (paid in the period)1	0.18	0.15	0.07
Net asset value2	8.41	8.69	8.76
1 Second interim dividend of $0.18 per ordinary share in respect of the financial year ending 31 December 2021, paid in April 2022.
2  The definition of net asset value per ordinary share is total shareholders equity, less non-cumulative preference shares and capital securities, divided by the number of ordinary shares in issue, excluding own shares held by the company, including those purchased and held in treasury.

Distribution of results by global business

Adjusted profit before tax
	Half-year to
	30 Jun 2022		30 Jun 2021		31 Dec 2021
	$m	%	$m	%	$m	%
Wealth and Personal Banking	2,946	27.6	3,751	32.5	3,104	32.1
Commercial Banking	3,578	33.5	3,211	27.8	3,241	33.5
Global Banking and Markets	2,879	27.0	3,199	27.8	1,967	20.3
Corporate Centre	1,270	11.9	1,377	11.9	1,369	14.1
Profit before tax	10,673	100.0	11,538	100.0	9,681	100.0

Distribution of results by geographical region

Reported profit/(loss) before tax
	Half-year to
	30 Jun 2022		30 Jun 2021		31 Dec 2021
	$m	%	$m	%	$m	%
Europe	883	9.6	1,968	18.2	1,811	22.4
Asia	6,300	68.7	6,936	64.0	5,313	65.9
Middle East and North Africa	748	8.2	723	6.7	700	8.7
North America	858	9.4	805	7.4	569	7.0
Latin America	387	4.1	407	3.7	(326)	(4.0)
Profit before tax	9,176	100.0	10,839	100.0	8,067	100.0

HSBC adjusted profit before tax and balance sheet data
	Half-year to 30 Jun 2022
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	10,922	7,217	7,841	(290)	25,690
– external	10,569	7,281	8,867	(1,027)	25,690
– inter-segment	353	(64)	(1,026)	737	—
of which: net interest income/(expense)	7,658	5,007	2,296	(496)	14,465
Change in expected credit losses and other credit impairment (charges)/recoveries	(573)	(288)	(227)	(2)	(1,090)
Net operating income/(expense)	10,349	6,929	7,614	(292)	24,600
Total operating expenses	(7,411)	(3,351)	(4,735)	121	(15,376)
Operating profit/(loss)	2,938	3,578	2,879	(171)	9,224
Share of profit in associates and joint ventures	8	—	—	1,441	1,449
Adjusted profit before tax	2,946	3,578	2,879	1,270	10,673
	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	27.6	33.5	27.0	11.9	100.0
Adjusted cost efficiency ratio	67.9	46.4	60.4	41.7	59.9
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	475,464	348,253	204,097	542	1,028,356
Interests in associates and joint ventures	484	14	121	28,827	29,446
Total external assets	882,490	619,490	1,318,425	165,015	2,985,420
Customer accounts	836,026	479,680	335,033	562	1,651,301
Adjusted risk-weighted assets2	186,154	341,935	241,077	82,577	851,743

	Half-year to 30 Jun 2021
Net operating income before change in expected credit losses and other credit impairment charges1	10,980	6,353	7,518	(117)	24,734
– external	10,782	6,326	8,305	(679)	24,734
– inter-segment	198	27	(787)	562	—
of which: net interest income/(expense)	6,807	4,172	1,937	(374)	12,542
Change in expected credit losses and other credit impairment (charges)/recoveries	38	228	405	4	675
Net operating income/(expense)	11,018	6,581	7,923	(113)	25,409
Total operating expenses	(7,277)	(3,371)	(4,724)	(148)	(15,520)
Operating profit/(loss)	3,741	3,210	3,199	(261)	9,889
Share of profit in associates and joint ventures	10	1	—	1,638	1,649
Adjusted profit before tax	3,751	3,211	3,199	1,377	11,538
	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	32.5	27.8	27.7	12.0	100.0
Adjusted cost efficiency ratio	66.3	53.1	62.9	(126.5)	62.7
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	458,573	329,873	205,044	1,065	994,555
Interests in associates and joint ventures	467	15	121	27,315	27,918
Total external assets	859,383	581,741	1,164,916	184,436	2,790,476
Customer accounts	793,277	455,006	316,865	794	1,565,942
Adjusted risk-weighted assets2	175,621	311,126	244,007	88,192	818,946

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

HSBC adjusted profit before tax and balance sheet data (continued)
	Half-year to 31 Dec 2021
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Net operating income/(expense) before change in expected credit losses and other credit impairment charges1	10,439	6,556	6,878	(296)	23,577
– external	10,354	6,460	7,676	(913)	23,577
– inter-segment	85	96	(798)	617	—
of which: net interest income/(expense)	6,955	4,387	2,032	(353)	13,021
Change in expected credit losses and other credit impairment (charges)/recoveries	215	40	(80)	(1)	174
Net operating income/(expense)	10,654	6,596	6,798	(297)	23,751
Total operating expenses	(7,574)	(3,355)	(4,831)	313	(15,447)
Operating profit/(loss)	3,080	3,241	1,967	16	8,304
Share of profit in associates and joint ventures	24	—	—	1,353	1,377
Adjusted profit before tax	3,104	3,241	1,967	1,369	9,681
	%	%	%	%	%
Share of HSBC’s adjusted profit before tax	32.1	33.5	20.3	14.1	100.0
Adjusted cost efficiency ratio	72.6	51.2	70.2	105.7	65.5
Adjusted balance sheet data	$m	$m	$m	$m	$m
Loans and advances to customers (net)	462,452	332,710	198,854	686	994,702
Interests in associates and joint ventures	490	13	119	27,938	28,560
Total external assets	889,349	589,834	1,157,478	175,688	2,812,349
Customer accounts	820,564	481,781	324,239	590	1,627,174
Adjusted risk-weighted assets2	171,022	316,443	228,263	89,543	805,271

1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2
Adjusted risk-weighted assets are calculated using reported risk-weighted assets adjusted for the effects of currency translation differences and significant items.

Consolidated income statement
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Net interest income	14,451	13,098	13,391
– interest income	20,855	17,960	18,228
– interest expense	(6,404)	(4,862)	(4,837)
Net fee income	6,064	6,674	6,423
– fee income	7,949	8,458	8,330
– fee expense	(1,885)	(1,784)	(1,907)
Net income from financial instruments held for trading or managed on a fair value basis	4,921	4,184	3,560
Net income/(expense) from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	(3,051)	2,795	1,258
Change in fair value of designated debt and related derivatives	(158)	(67)	(115)
Changes in fair value of other financial instruments mandatorily measured at fair value through profit or loss	68	548	250
Gains less losses from financial investments	21	433	136
Net insurance premium income	7,646	5,663	5,207
Other operating income	723	155	347
Total operating income	30,685	33,483	30,457
Net insurance claims and benefits paid and movement in liabilities to policyholders	(5,449)	(7,932)	(6,456)
Net operating income before change in expected credit losses and other credit impairment charges	25,236	25,551	24,001
Change in expected credit losses and other credit impairment charges	(1,090)	719	209
Net operating income	24,146	26,270	24,210
Employee compensation and benefits	(9,071)	(9,610)	(9,132)
General and administrative expenses	(5,445)	(5,675)	(5,917)
Depreciation and impairment of property, plant and equipment and right-of-use assets	(1,075)	(1,160)	(1,101)
Amortisation and impairment of intangible assets	(828)	(642)	(796)
Goodwill impairment	—	—	(587)
Total operating expenses	(16,419)	(17,087)	(17,533)
Operating profit	7,727	9,183	6,677
Share of profit in associates and joint ventures	1,449	1,656	1,390
Profit before tax	9,176	10,839	8,067
Tax credit/(charge)	39	(2,417)	(1,796)
Profit for the period	9,215	8,422	6,271
Attributable to:
– ordinary shareholders of the parent company	8,289	7,276	5,331
– preference shareholders of the parent company	—	7	—
– other equity holders	626	666	637
– non-controlling interests	300	473	303
Profit for the period	9,215	8,422	6,271
	$	$	$
Basic earnings per ordinary share	0.42	0.36	0.26
Diluted earnings per ordinary share	0.41	0.36	0.26

Consolidated statement of comprehensive income
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Profit for the period	9,215	8,422	6,271
Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Debt instruments at fair value through other comprehensive income	(4,907)	(1,368)	(771)
– fair value losses	(6,328)	(1,392)	(878)
– fair value gains transferred to the income statement on disposal	(53)	(375)	(89)
– expected credit recoveries/(losses) recognised in the income statement	20	(26)	(23)
– income taxes	1,454	425	219
Cash flow hedges	(2,063)	(238)	(426)
– fair value gains/(losses)	(1,646)	877	(282)
– fair value gains reclassified to the income statement	(1,127)	(1,195)	(319)
– income taxes and other movements	710	80	175
Share of other comprehensive income/(expense) of associates and joint ventures	(141)	104	(1)
– share for the period	(141)	104	(1)
Exchange differences	(8,521)	(449)	(1,944)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/(liability)	95	(747)	473
– before income taxes	(132)	(775)	668
– income taxes	227	28	(195)
Changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	2,263	155	376
– before income taxes	3,030	(2)	514
– income taxes	(767)	157	(138)
Equity instruments designated at fair value through other comprehensive income	158	(348)	(98)
– fair value gains/(losses)	158	(345)	(98)
– income taxes	—	(3)	—
Effects of hyperinflation	417	166	149
Other comprehensive income/(expense) for the period, net of tax	(12,699)	(2,725)	(2,242)
Total comprehensive (expense)/income for the period	(3,484)	5,697	4,029
Attributable to:
– ordinary shareholders of the parent company	(4,246)	4,612	3,153
– preference shareholders of the parent company	—	7	—
– other equity holders	626	666	637
– non-controlling interests	136	412	239
Total comprehensive (expense)/income for the period	(3,484)	5,697	4,029

Consolidated balance sheet
	At
	30 Jun	31 Dec
	2022	2021
	$m	$m
Assets
Cash and balances at central banks	363,608	403,018
Items in the course of collection from other banks	8,073	4,136
Hong Kong Government certificates of indebtedness	43,866	42,578
Trading assets	217,350	248,842
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	45,873	49,804
Derivatives	262,923	196,882
Loans and advances to banks	96,429	83,136
Loans and advances to customers	1,028,356	1,045,814
Reverse repurchase agreements – non-trading	244,451	241,648
Financial investments	430,796	446,274
Prepayments, accrued income and other assets	185,823	139,982
Current tax assets	1,151	970
Interests in associates and joint ventures	29,446	29,609
Goodwill and intangible assets	21,625	20,622
Deferred tax assets	5,650	4,624
Total assets	2,985,420	2,957,939
Liabilities and equity
Liabilities
Hong Kong currency notes in circulation	43,866	42,578
Deposits by banks	105,275	101,152
Customer accounts	1,651,301	1,710,574
Repurchase agreements – non-trading	129,707	126,670
Items in the course of transmission to other banks	9,673	5,214
Trading liabilities	80,569	84,904
Financial liabilities designated at fair value	126,006	145,502
Derivatives	251,469	191,064
Debt securities in issue	87,944	78,557
Accruals, deferred income and other liabilities	163,600	123,778
Current tax liabilities	685	698
Liabilities under insurance contracts	113,130	112,745
Provisions	1,900	2,566
Deferred tax liabilities	2,894	4,673
Subordinated liabilities	20,711	20,487
Total liabilities	2,788,730	2,751,162
Equity
Called up share capital	10,188	10,316
Share premium account	14,662	14,602
Other equity instruments	21,691	22,414
Other reserves	(8,576)	6,460
Retained earnings	150,417	144,458
Total shareholders’ equity	188,382	198,250
Non-controlling interests	8,308	8,527
Total equity	196,690	206,777
Total liabilities and equity	2,985,420	2,957,939

Consolidated statement of cash flows
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Profit before tax	9,176	10,839	8,067
Adjustments for non-cash items:
Depreciation, amortisation and impairment	1,903	1,802	2,484
Net (gain)/loss from investing activities	174	(485)	(162)
Share of profits in associates and joint ventures	(1,449)	(1,656)	(1,390)
Gain on acquisition of subsidiary	(71)	—	—
Change in expected credit losses gross of recoveries and other credit impairment charges	1,246	(484)	(35)
Provisions including pensions	208	301	762
Share-based payment expense	177	254	213
Other non-cash items included in profit before tax	(866)	205	305
Change in operating assets	15,987	(3,811)	(232)
Change in operating liabilities	(27,501)	49,015	22,161
Elimination of exchange differences1	49,417	5,212	13,725
Dividends received from associates	60	10	798
Contributions paid to defined benefit plans	(102)	(342)	(167)
Tax paid	(1,264)	(997)	(2,080)
Net cash from operating activities	47,095	59,863	44,449
Purchase of financial investments	(271,382)	(263,198)	(229,844)
Proceeds from the sale and maturity of financial investments	248,983	298,596	222,594
Net cash flows from the purchase and sale of property, plant and equipment	(590)	(375)	(711)
Net cash flows from (purchase)/disposal of customer and loan portfolios	(3,756)	1,063	1,996
Net investment in intangible assets	(1,240)	(1,011)	(1,468)
Net cash flow on (acquisition)/disposal of subsidiaries, businesses, associates and joint ventures	(525)	(84)	(22)
Net cash from investing activities	(28,510)	34,991	(7,455)
Issue of ordinary share capital and other equity instruments	—	1,996	—
Cancellation of shares	(1,840)	—	(707)
Net sales/(purchases) of own shares for market-making and investment purposes	(443)	1	(1,387)
Purchase of non-controlling interest in subsidiary	(197)	—	—
Redemption of preference shares and other equity instruments	(723)	(3,450)	—
Subordinated loan capital issued	2,659	—	—
Subordinated loan capital repaid	(11)	(852)	(12)
Dividends paid to shareholders of the parent company and non-controlling interests	(4,497)	(4,121)	(2,262)
Net cash from financing activities	(5,052)	(6,426)	(4,368)
Net increase in cash and cash equivalents	13,533	88,428	32,626
Cash and cash equivalents at the beginning of the period	574,032	468,323	551,933
Exchange differences in respect of cash and cash equivalents	(40,243)	(4,818)	(10,527)
Cash and cash equivalents at the end of the period	547,322	551,933	574,032

Interest received was $22,011m (1H21: $19,761m; 2H21: $20,414m), interest paid was $7,146m (1H21: $6,552m; 2H21: $6,143m) and dividends received (excluding dividends received from associates, which are presented separately above) were $800m (1H21: $801m; 2H21: $1,097m).

1
Adjustments to bring changes between opening and closing balance sheet amounts to average rates. This is not done on a line-by-line basis, as details cannot be determined without unreasonable expense.

Consolidated statement of changes in equity
				Other reserves
	Called up share capital and share premium	Other equity instru-ments	Retained earnings	Financial assets at FVOCI reserve	Cash flowhedgingreserve	Foreign exchangereserve	Merger and other reserves	Total share-holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jan 2022	24,918	22,414	144,458	(634)	(197)	(22,769)	30,060	198,250	8,527	206,777
Profit for the period	—	—	8,915	—	—	—	—	8,915	300	9,215
Other comprehensive income (net of tax)	—	—	2,637	(4,723)	(2,035)	(8,414)	—	(12,535)	(164)	(12,699)
– debt instruments at fair value through other comprehensive income	—	—	—	(4,844)	—	—	—	(4,844)	(63)	(4,907)
– equity instruments designated at fair value through other comprehensive income	—	—	—	121	—	—	—	121	37	158
– cash flow hedges	—	—	—	—	(2,035)	—	—	(2,035)	(28)	(2,063)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	2,263	—	—	—	—	2,263	—	2,263
– remeasurement of defined benefit asset/liability	—	—	98	—	—	—	—	98	(3)	95
– share of other comprehensive income of associates and joint ventures	—	—	(141)	—	—	—	—	(141)	—	(141)
– effects of hyperinflation	—	—	417	—	—	—	—	417	—	417
– exchange differences	—	—	—	—	—	(8,414)	—	(8,414)	(107)	(8,521)
Total comprehensive income for the period	—	—	11,552	(4,723)	(2,035)	(8,414)	—	(3,620)	136	(3,484)
Shares issued under employee remuneration and share plans	65	—	(65)	—	—	—	—	—	—	—
Dividends to shareholders	—	—	(4,202)	—	—	—	—	(4,202)	(295)	(4,497)
Redemption of securities	—	(723)	—	—	—	—	—	(723)	—	(723)
Cost of share-based payment arrangements	—	—	177	—	—	—	—	177	—	177
Cancellation of shares4	(133)	—	(1,000)	—	—	—	133	(1,000)	—	(1,000)
Other movements	—	—	(503)	3	—	—	—	(500)	(60)	(560)
At 30 Jun 2022	24,850	21,691	150,417	(5,354)	(2,232)	(31,183)	30,193	188,382	8,308	196,690

At 1 Jan 2021	24,624	22,414	140,572	1,816	457	(20,375)	26,935	196,443	8,552	204,995
Profit for the period	—	—	7,949	—	—	—	—	7,949	473	8,422
Other comprehensive income (net of tax)	—	—	(337)	(1,629)	(234)	(464)	—	(2,664)	(61)	(2,725)
– debt instruments at fair value through other comprehensive income	—	—	—	(1,351)	—	—	—	(1,351)	(17)	(1,368)
– equity instruments designated at fair value through other comprehensive income	—	—	—	(278)	—	—	—	(278)	(70)	(348)
– cash flow hedges	—	—	—	—	(234)	—	—	(234)	(4)	(238)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	155	—	—	—	—	155	—	155
– remeasurement of defined benefit asset/liability	—	—	(762)	—	—	—	—	(762)	15	(747)
– share of other comprehensive income of associates and joint ventures	—	—	104	—	—	—	—	104	—	104
– effects of hyperinflation	—	—	166	—	—	—	—	166	—	166
– exchange differences	—	—	—	—	—	(464)	—	(464)	15	(449)
Total comprehensive income for the period	—	—	7,612	(1,629)	(234)	(464)	—	5,285	412	5,697
Shares issued under employee remuneration and share plans	352	—	(335)	—	—	—	—	17	—	17
Capital securities issued1	—	2,000	(4)	—	—	—	—	1,996	—	1,996
Dividends to shareholders	—	—	(3,732)	—	—	—	—	(3,732)	(389)	(4,121)
Redemption of securities2	—	(2,000)	—	—	—	—	—	(2,000)	—	(2,000)
Cost of share-based payment arrangements	—	—	254	—	—	—	—	254	—	254
Other movements	—	—	(48)	3	—	—	—	(45)	(29)	(74)
At 30 Jun 2021	24,976	22,414	144,319	190	223	(20,839)	26,935	198,218	8,546	206,764

Consolidated statement of changes in equity (continued)
				Other reserves
	Called up share capital and share premium	Other equity instru- ments	Retained earnings	Financial assets at FVOCI reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger and other reserves	Total share- holders’ equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
At 1 Jul 2021	24,976	22,414	144,319	190	223	(20,839)	26,935	198,218	8,546	206,764
Profit for the period	—	—	5,968	—	—	—	—	5,968	303	6,271
Other comprehensive income (net of tax)	—	—	998	(826)	(420)	(1,930)	—	(2,178)	(64)	(2,242)
– debt instruments at fair value through other comprehensive income	—	—	—	(754)	—	—	—	(754)	(17)	(771)
– equity instruments designated at fair value through other comprehensive income	—	—	—	(72)	—	—	—	(72)	(26)	(98)
– cash flow hedges	—	—	—	—	(420)	—	—	(420)	(6)	(426)
– changes in fair value of financial liabilities designated at fair value upon initial recognition arising from changes in own credit risk	—	—	376	—	—	—	—	376	—	376
– remeasurement of defined benefit asset/liability	—	—	474	—	—	—	—	474	(1)	473
– share of other comprehensive income of associates and joint ventures	—	—	(1)	—	—	—	—	(1)	—	(1)
– effects of hyperinflation	—	—	149	—	—	—	—	149	—	149
– exchange differences	—	—	—	—	—	(1,930)	—	(1,930)	(14)	(1,944)
Total comprehensive income for the period	—	—	6,966	(826)	(420)	(1,930)	—	3,790	239	4,029
Shares issued under employee remuneration and share plans	2	—	(1)	—	—	—	—	1	—	1
Dividends to shareholders	—	—	(2,058)	—	—	—	—	(2,058)	(204)	(2,262)
Transfers3	—	—	(3,065)	—	—	—	3,065	—	—	—
Cost of share-based payment arrangements	—	—	213	—	—	—	—	213	—	213
Cancellation of shares	(60)	—	(2,004)	—	—	—	60	(2,004)	—	(2,004)
Other movements	—	—	88	2	—	—	—	90	(54)	36
At 31 Dec 2021	24,918	22,414	144,458	(634)	(197)	(22,769)	30,060	198,250	8,527	206,777
1
In 2021, HSBC Holdings issued $2,000m of additional tier 1 instruments on which there were $4m of external issue costs.
2
During 2021, HSBC Holdings redeemed $2,000m 6.875% perpetual subordinated contingent convertible securities.
3
Permitted transfers from the merger reserve to retained earnings were made when the investment in HSBC Overseas Holdings (UK) Limited was previously impaired.
4
HSBC announced a share buy-back of $2.0bn in 2021 which was completed in April 2022. Additionally, HSBC announced a share buy-back of up to $1.0bn in February 2022, which concluded on 28 July 2022. At 30 June 2022, 264,942,444 ordinary shares had been purchased and cancelled, representing a nominal value of $133m, which has been transferred from share capital to capital redemption reserve within merger and other reserves.

1	Basis of preparation and significant accounting policies

(a) Compliance with International Financial Reporting Standards

Our interim condensed consolidated financial statements have been prepared on the basis of the policies set out in the 2021 annual financial statements and in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the UK, IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (‘IASB’), IAS 34 ‘Interim Financial Reporting’ as adopted by the EU, and the Disclosure Guidance and Transparency Rules sourcebook of the UK’s Financial Conduct Authority. Therefore, they include an explanation of events and transactions that are significant to an understanding of the changes in HSBC’s financial position and performance since the end of 2021.

These financial statements should be read in conjunction with the Annual Report and Accounts 2021, which were prepared in accordance with UK-adopted international accounting standards in conformity with the requirements of the Companies Act 2006 and international financial reporting standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union. These financial statements were also prepared in accordance with International Financial Reporting Standards (‘IFRSs’) as issued by the IASB, including interpretations issued by the IFRS Interpretations Committee.

At 30 June 2022, there were no unendorsed standards effective for the half-year to 30 June 2022 affecting these financial statements, and there was no difference between IFRSs adopted by the UK, IFRSs as adopted by the EU, and IFRSs issued by the IASB in terms of their application to HSBC.

Standards applied during the half-year to 30 June 2022

There were no new standards or amendments to standards that had an effect on these interim condensed financial statements.

(b)
Use of estimates and judgements

Management believes that our critical accounting estimates and judgements are those that relate to impairment of amortised cost and FVOCI debt financial assets, the valuation of financial instruments, deferred tax assets, provisions, interests in associates, impairment of goodwill and non-financial assets, and post-employment benefit plans. Management’s judgement with respect to the recognition of a deferred tax asset on the historical tax losses of HSBC Holdings changed during the period and a deferred tax asset of $1.8bn was recognised at 1H22. Management’s view is that improved profit forecasts for the UK, which reflect higher market interest rates and expectations of future increases, as well as the results for 1H22, represent convincing evidence that sufficient future taxable profits will be available to support recognition of the deferred tax asset. The improved forecasts reduced the expected recovery period of these tax losses, reducing the estimation uncertainty such that recognition of a deferred tax asset was considered appropriate.

Apart from the above deferred tax matter and estimates relating to ECL impairment, there were no material changes in the current period to any of the other critical accounting estimates and judgements disclosed in 2021, which are stated on pages 90 and 319 of the Annual Report and Accounts 2021.

(c)
Composition of the Group

There were no material changes in the composition of the Group in the half-year to 30 June 2022. For further details of future business acquisitions and disposals, see Note 8 ‘Business acquisitions and disposals’.

(d)
Future accounting developments

IFRS 17 ‘Insurance Contracts’ was issued in May 2017, with amendments to the standard issued in June 2020 and December 2021. It has been adopted in its entirety for use in the UK. IFRS 17 has been adopted by the EU subject to certain optional exemptions, except for the December 2021 requirements which are pending adoption.
The standard sets out the requirements that an entity should apply in accounting for insurance contracts it issues and reinsurance contracts it holds. Following the amendments, IFRS 17 will be effective from 1 January 2023. The Group is in the process of implementing IFRS 17. Industry practice and interpretation of the standard are still developing. Therefore, the likely impact of its implementation remains uncertain. However, compared with the Group’s current accounting policy for insurance, there will be no present value of in-force long-term insurance business (‘PVIF’) asset recognised. Instead, the estimated future profit will be included in the measurement of the insurance contract liability as the contractual service margin and gradually recognised in revenue as services are provided over the duration of the insurance contract.
(e)
Going concern

The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for the foreseeable future. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions, including future projections of profitability, cash flows, capital requirements and capital resources. These considerations include stressed scenarios, as well as considering potential impacts from other top and emerging risks, and the related impact on profitability, capital and liquidity.

(f)
Accounting policies

The accounting policies that we applied for these interim condensed consolidated financial statements are consistent with those described on pages 318 to 328 of the Annual Report and Accounts 2021, as are the methods of computation.

2	Dividends

On 1 August 2022, the Directors approved an interim dividend for the 2022 half-year of $0.09 per ordinary share in respect of the financial year ending 31 December 2022. This distribution amounts to approximately $1,800m and will be payable on 29 September 2022. No liability is recognised in the financial statements in respect of these dividends.

Dividends paid to shareholders of HSBC Holdings plc
	Half-year to
	30 Jun 2022			30 Jun 2021			31 Dec 2021
	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip	Per share	Total	Settled in scrip
	$	$m	$m	$	$m	$m	$	$m	$m
Dividends paid on ordinary shares
In respect of previous year:
– interim dividend	—	—	—	0.15	3,059	—	—	—	—
– second interim dividend	0.18	3,576	—	—	—	—	—	—	—
In respect of current year:
– interim dividend	—	—	—	—	—	—	0.07	1,421	—
Total	0.18	3,576	—	0.15	3,059	—	0.07	1,421	—
Total dividends on preference shares classified as equity (paid quarterly)1	—	—		4.99	7		—	—
Total coupons on capital securities classified as equity		626			666			637
Dividends to shareholders		4,202			3,732			2,058

1
HSBC Holdings called $1,450m 6.20% non-cumulative US dollar preference shares on 10 December 2020. The security was redeemed and cancelled on 13 January 2021.

Interim dividend for the 2022 half-year

On 1 August 2022, the Directors approved an interim dividend for the 2022 half-year of $0.09 per ordinary share in respect of the financial year ending 31 December 2022. The dividend will be payable on 29 September 2022 to holders on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 19 August 2022.

The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 19 September 2022, or a combination of these currencies. Particulars of these arrangements will be sent to shareholders on or about 26 August 2022 and changes to currency elections must be received by 15 September 2022. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 18 August 2022. As announced on 23 February 2021, the Group has decided to discontinue the scrip dividend option.

The dividend will be payable on ADSs, each of which represents five ordinary shares, on 29 September 2022 to holders of record on 19 August 2022. The dividend of $0.45 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 9 September 2022.

Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong Overseas Branch Registrar or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 19 August 2022 in order to receive the dividend.

Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 19 August 2022. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 18 August 2022.

Transfer of ADSs must be lodged with the depositary by 11.00 am on 19 August 2022 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

Dividend on preference share

A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 15 June, 15 September and 15 December 2022 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 15 September 2022 to holders of record on 31 August 2022.

3	Earnings per share
Basic earnings per ordinary share is calculated by dividing the profit attributable to ordinary shareholders of the parent company by the weighted average number of ordinary shares outstanding, excluding own shares held. Diluted earnings per ordinary share is calculated by dividing the basic earnings, which require no adjustment for the effects of dilutive potential ordinary shares, by the weighted average number of ordinary shares outstanding, excluding own shares held, plus the weighted average number of ordinary shares that would be issued on conversion of dilutive potential ordinary shares.

Profit attributable to ordinary shareholders of the parent company
	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Profit attributable to shareholders of the parent company	8,915	7,949	5,968
Dividend payable on preference shares classified as equity	—	(7)	—
Coupon payable on capital securities classified as equity	(626)	(666)	(637)
Profit attributable to ordinary shareholders of the parent company	8,289	7,276	5,331

Basic and diluted earnings per share
	Half-year to
	30 Jun 2022			30 Jun 2021			31 Dec 2021
	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share	Profit	Number of shares	Amount per share
	$m	(millions)	$	$m	(millions)	$	$m	(millions)	$
Basic1	8,289	19,954	0.42	7,276	20,211	0.36	5,331	20,183	0.26
Effect of dilutive potential ordinary shares		130			97			103
Diluted1	8,289	20,084	0.41	7,276	20,308	0.36	5,331	20,286	0.26

1
Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

4	Adjusted balance sheet reconciliation

	At
	30 Jun 2022	31 Dec 2021
	Reported and adjusted	Adjusted	Currency translation	Reported
	$m	$m	$m	$m
Loans and advances to customers (net)	1,028,356	994,702	51,112	1,045,814
Interests in associates and joint ventures	29,446	28,560	1,049	29,609
Total external assets	2,985,420	2,812,349	145,590	2,957,939
Customer accounts	1,651,301	1,627,174	83,400	1,710,574

5	Reconciliation of reported and adjusted items

	Half-year to
	30 Jun	30 Jun	31 Dec
	2022	2021	2021
	$m	$m	$m
Revenue1
Reported	25,236	25,551	24,001
Currency translation		(1,069)	(711)
Significant items	454	252	287
– customer redress programmes	14	(18)	7
– disposals, acquisitions and investment in new businesses2	288	—	—
– fair value movements on financial instruments3	220	194	48
– restructuring and other related costs4	(68)	70	237
– currency translation on significant items		6	(5)
Adjusted	25,690	24,734	23,577
ECL
Reported	(1,090)	719	209
Currency translation		(44)	(35)
Adjusted	(1,090)	675	174
Operating expenses
Reported	(16,419)	(17,087)	(17,533)
Currency translation		749	510
Significant items	1,043	818	1,576
– customer redress programmes	(6)	17	32
– impairment of goodwill and other intangibles	9	—	587
– restructuring and other related costs	1,040	848	988
– currency translation on significant items		(47)	(31)
Adjusted	(15,376)	(15,520)	(15,447)
Share of profit in associates and joint ventures
Reported	1,449	1,656	1,390
Currency translation		(7)	(13)
Adjusted	1,449	1,649	1,377
Profit before tax
Reported	9,176	10,839	8,067
Currency translation		(371)	(249)
Significant items	1,497	1,070	1,863
– revenue	454	252	287
– operating expenses	1,043	818	1,576
Adjusted profit before tax	10,673	11,538	9,681
Reported tax (charge)/ credit	39	(2,417)	(1,796)
Currency translation		109	53
Tax significant items	(2,001)	(147)	(167)
– tax charge/(credit) on significant items	(236)	(153)	(173)
– recognition of losses on HSBC Holdings	(1,765)	—	—
– currency translation on significant items		6	6
Adjusted profit after tax	8,711	9,083	7,771
1
Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2 Includes losses from classifying businesses as held-for-sale as part of a broader restructuring of our European business.
3
Includes fair value movements on non-qualifying hedges and debt valuation adjustments on derivatives.
4
Comprises gains and losses relating to the business update in February 2020, including losses associated with the RWA reduction commitments.

6	Contingent liabilities, contractual commitments and guarantees

	At
	30 Jun	31 Dec
	2022	2021
	$m	$m
Guarantees and contingent liabilities:
– financial guarantees	17,586	27,795
– performance and other guarantees	84,103	85,534
– other contingent liabilities	816	858
At the end of the period	102,505	114,187
Commitments:1
– documentary credits and short-term trade-related transactions	9,972	8,827
– forward asset purchases and forward deposits placed	76,144	47,184
– standby facilities, credit lines and other commitments to lend	740,313	759,463
At the end of the period	826,429	815,474
1
Includes $633,091m of commitments at 30 June 2022 (31 December 2021: $627,637m), to which the impairment requirements in IFRS 9 are applied where HSBC has become party to an irrevocable commitment.
Contingent liabilities arising from legal proceedings and regulatory and other matters against Group companies are excluded from this note but are disclosed in Note 7 below and Notes 11 and 13 of the Interim Report 2022.

7	Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 1 of the Annual Report and Accounts 2021. While the outcomes of legal proceedings and regulatory matters are inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 30 June 2022 (see Note 11) of the Interim Report 2022. Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent that doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Bernard L. Madoff Investment Securities LLC
Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Bernard L. Madoff Investment Securities LLC (‘Madoff Securities’). Based on information provided by Madoff Securities as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, including fictitious profits reported by Madoff. Based on information available to HSBC, the funds’ actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time HSBC serviced the funds are estimated to have totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities’ fraud.

US litigation: The Madoff Securities Trustee has brought lawsuits against various HSBC companies and others in the US Bankruptcy Court for the Southern District of New York (the ‘US Bankruptcy Court’), seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. Following an initial dismissal of certain claims, which was later reversed on appeal, the cases were remanded to the US Bankruptcy Court, where they are now pending.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, ‘Fairfield’) (in liquidation since July 2009) have brought a lawsuit in the US against fund shareholders, including HSBC companies that acted as nominees for clients, seeking restitution of redemption payments. In December 2018, the US Bankruptcy Court dismissed certain claims by the Fairfield liquidators and granted a motion by the liquidators to file amended complaints. In May 2019, the liquidators appealed certain issues from the US Bankruptcy Court to the US District Court for the Southern District of New York (the ’New York District Court’), and these appeals remain pending.

In January 2020, the Fairfield liquidators filed amended complaints on the claims remaining in the US Bankruptcy Court. In December 2020, the US Bankruptcy Court dismissed the majority of those claims. In March 2021, the liquidators and defendants appealed the US Bankruptcy Court’s decision to the New York District Court, and these appeals are currently pending. In May 2022, the liquidators voluntarily dismissed their claims against HSBC Bank USA N.A. (‘HSBC Bank USA’) in the US Bankruptcy Court. Meanwhile, proceedings before the US Bankruptcy Court with respect to the remaining claims and other HSBC companies that were not dismissed are ongoing.

UK litigation: The Madoff Securities Trustee has filed a claim against various HSBC companies in the High Court of England and Wales, seeking recovery of transfers from Madoff Securities to HSBC in an amount not yet pleaded or determined. The deadline for service of the claim has been extended to September 2022 for UK-based defendants and November 2022 for all other defendants.

Cayman Islands litigation: In February 2013, Primeo Fund (‘Primeo’) (in liquidation since April 2009) brought an action against HSBC Securities Services Luxembourg (‘HSSL’) and Bank of Bermuda (Cayman) Limited (now known as HSBC Cayman Limited), alleging breach of contract and breach of fiduciary duty and claiming damages and equitable compensation. The trial concluded in February 2017 and, in August 2017, the court dismissed all claims against the defendants. In September 2017, Primeo appealed to the Court of Appeal of the Cayman Islands and, in June 2019, the Court of Appeal of the Cayman Islands dismissed Primeo’s appeal. In August 2019, Primeo filed a notice of appeal to the UK Privy Council. Two hearings before the UK Privy Council took place during 2021. Judgment was given against HSBC in respect of the first hearing and judgment is pending in respect of the second hearing.

Luxembourg litigation: In April 2009, Herald Fund SPC (‘Herald’) (in liquidation since July 2013) brought an action against HSSL before the Luxembourg District Court, seeking restitution of cash and securities that Herald purportedly lost because of Madoff Securities’ fraud, or money damages. The Luxembourg District Court dismissed Herald’s securities restitution claim, but reserved Herald’s cash restitution and money damages claims. Herald has appealed this judgment to the Luxembourg Court of Appeal, where the matter is pending. In late 2018, Herald brought additional claims against HSSL and HSBC Bank plc before the Luxembourg District Court, seeking further restitution and damages.

In October 2009, Alpha Prime Fund Limited (‘Alpha Prime’) brought an action against HSSL before the Luxembourg District Court, seeking the restitution of securities, or the cash equivalent, or money damages. In December 2018, Alpha Prime brought additional claims before the Luxembourg District Court seeking damages against various HSBC companies. These matters are currently pending before the Luxembourg District Court.

In December 2014, Senator Fund SPC (‘Senator’) brought an action against HSSL before the Luxembourg District Court, seeking restitution of securities, or the cash equivalent, or money damages. In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc asserting identical claims before the Luxembourg District Court. In December 2018, Senator brought additional claims against HSSL and HSBC Bank plc Luxembourg branch before the Luxembourg District Court, seeking restitution of Senator’s securities or money damages. These matters are currently pending before the Luxembourg District Court.

There are many factors that may affect the range of possible outcomes, and any resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought. Based upon the information currently available, management’s estimate of the possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is around $600m, excluding costs and interest. Due to uncertainties and limitations of this estimate, any possible damages that might ultimately arise could differ significantly from this amount.

Anti-money laundering and sanctions-related matters

In December 2012, HSBC Holdings entered into a number of agreements, including an undertaking with the UK Financial Services Authority (replaced with a Direction issued by the UK Financial Conduct Authority (‘FCA’) in 2013 and again in 2020) as well as a cease-and-desist order with the US Federal Reserve Board (‘FRB’), both of which contained certain forward-looking anti-money laundering (‘AML’) and sanctions-related obligations. For several years thereafter, HSBC retained a Skilled Person under section 166 of the Financial Services and Markets Act and an Independent Consultant under the FRB cease-and-desist order to produce periodic assessments of the Group’s AML and sanctions compliance programme. The Skilled Person completed its engagement in the second quarter of 2021, and the FCA determined that no further Skilled Person work is required. Separately, the Independent Consultant has completed its latest review pursuant to the FRB cease-and-desist order, which remains in place. The roles of each of the FCA Skilled Person and the FRB Independent Consultant are discussed on page 209 of the Annual Report and Accounts 2021.
Since November 2014, a number of lawsuits have been filed in federal courts in the US against various HSBC companies and others on behalf of plaintiffs who are, or are related to, victims of terrorist attacks in the Middle East. In each case, it is alleged that the defendants aided and abetted the unlawful conduct of various sanctioned parties in violation of the US Anti-Terrorism Act. Currently, nine actions remain pending in federal courts in New York or the District of Columbia. The courts have granted HSBC’s motions to dismiss in five of these cases; appeals remain pending in two cases, and the remaining three dismissals are also subject to appeal. The four remaining actions are at an early stage.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation
Euro interest rate derivatives: In December 2016, the European Commission (‘EC’) issued a decision finding that HSBC, among other banks, engaged in anti-competitive practices in connection with the pricing of euro interest rate derivatives in early 2007. The EC imposed a fine on HSBC based on a one-month infringement. In September 2019, the General Court of the European Union (the ‘General Court’) issued a decision largely upholding the EC’s findings on liability but annulling the fine. HSBC and the EC both appealed the General Court’s decision to the European Court of Justice (the ‘Court of Justice’). In June 2021, the EC adopted a new fining decision for an amount that was 5% less than the previously annulled fine, and subsequently withdrew its appeal to the Court of Justice. HSBC has appealed the EC’s June 2021 fining decision to the General Court, and its appeal to the Court of Justice on liability also remains pending.
US dollar Libor: Beginning in 2011, HSBC and other panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act (‘US CEA’) and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the New York District Court. HSBC has reached class settlements with five groups of plaintiffs, and the court has approved these settlements. HSBC has also resolved several of the individual actions, although a number of other US dollar Libor-related actions remain pending against HSBC in the New York District Court.
Singapore interbank offered rate (‘Sibor’) and Singapore swap offer rate (‘SOR’): In 2016, HSBC and other panel banks were named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in products related to the Sibor and SOR benchmark rates. The complaint alleges, among other things, misconduct related to these benchmark rates in violation of US antitrust, commodities and racketeering laws, and state law.
In October 2021, The Hongkong and Shanghai Banking Corporation Limited reached a settlement in principle with the plaintiffs to resolve this action, the agreement for which was executed in May 2022. The settlement received preliminary court approval in June 2022, and the final approval hearing is scheduled for November 2022.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Foreign exchange-related investigations and litigation
In December 2021, the EC issued a settlement decision finding that a number of banks, including HSBC, had engaged in anti-competitive practices in an online chatroom between 2011 and 2012 in the foreign exchange spot market. The EC imposed a €174.3m fine on HSBC in connection with this matter, which has been paid.
In December 2016, Brazil’s Administrative Council of Economic Defense initiated an investigation into the onshore foreign exchange market and identified a number of banks, including HSBC, as subjects of its investigation.
In June 2020, the Competition Commission of South Africa, having initially referred a complaint for proceedings before the South African Competition Tribunal in February 2017, filed a revised complaint against 28 financial institutions, including HSBC Bank plc and HSBC Bank USA, for alleged anti-competitive behaviour in the South African foreign exchange market. In December 2021, a hearing on HSBC Bank plc’s and HSBC Bank USA’s applications to dismiss the revised complaint took place before the South African Competition Tribunal, where a decision remains pending.
Beginning in 2013, various HSBC companies and other banks have been named as defendants in a number of putative class actions filed in, or transferred to, the New York District Court arising from allegations that the defendants conspired to manipulate foreign exchange rates. HSBC has reached class settlements with two groups of plaintiffs, including direct and indirect purchasers of foreign exchange products, and the court has granted final approval of these settlements. A putative class action by a group of retail customers of foreign exchange products remains pending.
In November and December 2018, complaints alleging foreign exchange-related misconduct were filed in the New York District Court and the High Court of England and Wales against HSBC and other defendants by certain plaintiffs that opted out of the direct purchaser class action settlement in the US. The High Court claim has since been transferred to the Competition Appeals Tribunal and these matters remain pending. Additionally, lawsuits alleging foreign exchange-related misconduct remain pending against HSBC and other banks in courts in Brazil and Israel. It is possible that additional civil actions will be initiated against HSBC in relation to its historical foreign exchange activities.
Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Precious metals fix-related litigation
Gold: Beginning in March 2014, numerous putative class actions were filed in the New York District Court and the US District Courts for the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2004 to June 2013, the defendants conspired to manipulate the price of gold and gold derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In October 2020, HSBC reached a settlement with the plaintiffs to resolve the consolidated action, and the court granted final approval of the settlement in May 2022.

Beginning in December 2015, numerous putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs allege that, among other things, from January 2004 to March 2014, the defendants conspired to manipulate the price of gold and gold derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.

Silver: Beginning in July 2014, numerous putative class actions were filed in federal district courts in New York, naming HSBC and other members of The London Silver Market Fixing Limited as defendants. The complaints, which were consolidated in the New York District Court, allege that, from January 2007 to December 2013, the defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the US CEA and New York state law. In February 2022, following the conclusion of pre-class certification discovery, the defendants filed a motion seeking to dismiss the plaintiffs’ antitrust claims, which remains pending.

In April 2016, two putative class actions under Canadian law were filed in the Ontario and Quebec Superior Courts of Justice against various HSBC companies and other financial institutions. The plaintiffs in both actions allege that, from January 1999 to August 2014, the defendants conspired to manipulate the price of silver and silver derivatives in violation of the Canadian Competition Act and common law. These actions are ongoing.

Platinum and palladium: Between late 2014 and early 2015, numerous putative class actions were filed in the New York District Court, naming HSBC and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to November 2014, the defendants conspired to manipulate the price of platinum group metals (‘PGM’) and PGM-based financial products for their collective benefit in violation of US antitrust laws and the US CEA. In March 2020, the court granted the defendants‘ motion to dismiss the plaintiffs’ third amended complaint but granted the plaintiffs leave to re-plead certain claims. The plaintiffs have filed an appeal.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Film finance litigation
In July and November 2015, two actions were brought by individuals against HSBC Private Bank (UK) Limited (‘PBGB’) in the High Court of England and Wales seeking damages on various alleged grounds, including breach of duty to the claimants, in connection with their participation in certain Ingenious film finance schemes. In December 2018 and June 2019, two further actions were brought against PBGB in the High Court of England and Wales by multiple claimants in connection with lending provided by PBGB to third parties in respect of certain Ingenious film finance schemes in which the claimants participated. In January 2022, the parties reached an agreement to resolve these disputes and, in February 2022, the actions against HSBC UK Bank plc (as successor to PBGB) were discontinued.

In June 2020, two separate claims were issued against HSBC UK Bank plc (as successor to PBGB) in the High Court of England and Wales by two separate groups of investors in Eclipse film finance schemes in connection with PBGB’s role in the development of such schemes. These actions are ongoing.

In April 2021, HSBC UK Bank plc (as successor to PBGB) was served with a claim issued in the High Court of England and Wales in connection with PBGB’s role in the development of the Zeus film finance schemes. This action is at an early stage.

There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

Other regulatory investigations, reviews and litigation
HSBC Holdings and/or certain of its affiliates are subject to a number of other investigations and reviews by various regulators and competition and law enforcement authorities, as well as litigation, in connection with various matters relating to the firm’s businesses and operations, including:
●
investigations by tax administration, regulatory and law enforcement authorities in Argentina, India and elsewhere in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation;
●
an investigation by the US Commodity Futures Trading Commission regarding interest rate swap transactions related to bond issuances, among other things;
●
investigations by US regulators concerning compliance with records preservation requirements relating to the use of unapproved electronic messaging platforms for business communications;
●
an investigation by the PRA in connection with depositor protection arrangements in the UK;
●
an investigation by the FCA in connection with collections and recoveries operations in the UK;
●
an investigation by the UK Competition and Markets Authority into potentially anti-competitive arrangements involving historical trading activities relating to certain UK-based fixed income products and related financial instruments;
●
a putative class action brought in the New York District Court relating to the Mexican government bond market;
●
two group actions pending in the US courts and a claim issued in the High Court of England and Wales in connection with HSBC Bank plc’s role as a correspondent bank to Stanford International Bank Ltd from 2003 to 2009; and
●
litigation brought against various HSBC companies in the US courts relating to residential mortgage-backed securities, based primarily on (a) claims brought against HSBC Bank USA in connection with its role as trustee on behalf of various securitisation trusts; and (b) claims against several HSBC companies seeking that the defendants repurchase various mortgage loans.
There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters, which could be significant.

8	Business acquisitions and disposals

Business acquisitions
The following recently announced acquisitions form part of our strategy to become a market leader in Asian wealth management:

●
On 23 December 2021, HSBC Asset Management (India) Private Ltd, a subsidiary of the Group, entered into an agreement with L&T Finance Holdings Limited to fully acquire L&T Investment Management Limited for $0.4bn. Completion is expected to occur during 4Q22. L&T Investment Management Limited is a wholly-owned subsidiary of L&T Finance Holdings Limited and the investment manager of the L&T Mutual Fund, with assets under management of $8.9bn at 31 May 2022 and over 2.4 million active folios.
●
On 28 January 2022, HSBC Insurance (Asia-Pacific) Holdings Limited, a subsidiary of the Group, notified the shareholders of Canara HSBC Life Insurance Company Limited (‘Canara HSBC’) of its intention to increase its shareholding in Canara HSBC up to 49%. HSBC currently has a 26% shareholding, which is accounted for as an associate. Any increase in shareholding is subject to agreement with other shareholders in Canara HSBC, as well as internal and regulatory approvals. Established in 2008, Canara HSBC is a life insurance company based in India.
●
On 11 February 2022, HSBC Insurance (Asia-Pacific) Holdings Limited completed the acquisition of 100% of AXA Insurance Pte Limited (AXA Singapore) for $0.5bn. A provisional gain on acquisition of $0.1bn was recorded, reflecting the excess of the fair value of net assets acquired (gross assets of $4.5bn and gross liabilities of $3.9bn) over the acquisition price.
●
On 6 April 2022, The Hongkong and Shanghai Banking Corporation Limited, a subsidiary of the Group, announced it had increased its shareholding in HSBC Qianhai Securities Limited, a partially-owned subsidiary, from 51% to 90%.
●
On 23 June 2022, HSBC Insurance (Asia) Limited, a subsidiary of the Group, acquired the remaining 50% equity interest in HSBC Life Insurance Company Limited. Headquartered in Shanghai, HSBC Life Insurance Company Limited offers a comprehensive range of insurance solutions covering annuity, whole life, critical illness and unit-linked insurance products.

Business disposals
In 2021 and 2022, we accelerated the pace of execution on our strategic ambition to be the preferred international financial partner for our clients with the announcements of the planned sales of our retail banking businesses in France and branch operations in Greece, as well as the exit of domestic mass market retail banking in the US. The planned sales in France and Greece are expected to complete in 2023 and the US exit has since completed.

US retail banking business
On 26 May 2021, we announced our intention to exit our US mass market retail banking business, including our Personal and Advance propositions, as well as retail business banking, and rebranding approximately 20 to 25 of our retail branches into international wealth centres to serve our Premier and Jade customers. In conjunction with the execution of this strategy, HSBC Bank USA, N.A. entered into definitive sale agreements with Citizens Bank and Cathay Bank to sell 90 of our retail branches along with substantially all residential mortgage, unsecured and retail business banking loans and all deposits in our branch network not associated with our Premier, Jade and Private Banking customers. As a result of entering into these sale agreements, assets and liabilities related to the agreements were transferred to held for sale during the second quarter of 2021.

In February 2022, we completed the sale of the branch disposal group and recognised a net gain on sale of approximately $0.1bn, which is subject to customary closing adjustments. Included in the sale were $2.1bn of loans and advances to customers and $6.9bn of customer accounts. Certain assets under management associated with our mass market retail banking operations were also transferred. The remaining branches not sold or rebranded have been closed.

Planned sale of the retail banking business in France
HSBC Continental Europe signed a framework agreement with Promontoria MMB SAS (‘My Money Group’) and its subsidiary Banque des Caraïbes SA, regarding the planned sale of HSBC Continental Europe’s retail banking business in France.

The sale, which is subject to regulatory approvals and the satisfaction of other relevant conditions, includes: HSBC Continental Europe’s French retail banking business; the Crédit Commercial de France (‘CCF’) brand; and HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement. The disposal group is currently expected to be classified as held for sale in 2H22 and the sale would generate an estimated loss before tax including related transaction costs for the Group of $2.1bn, together with an additional $0.5bn impairment of goodwill.

At 30 June 2022, a deferred tax liability of $0.4bn was recognised as a consequence of the temporary difference in tax and accounting treatment in respect of the provision for loss on disposal, which was deductible in the French tax return in 2021 but will be accounted for when the disposal group is classified as held for sale in accordance with IFRS 5, at which time the deferred tax liability will reverse. The vast majority of the estimated loss for the write-down of the disposal group to fair value less costs to sell will also be recognised when it is classified as held for sale. Subsequently, the disposal group classified as held for sale will be remeasured at the lower of carrying amount and fair value less costs to sell at each reporting period. Any remaining gain or loss not previously recognised will be recognised at closing, which is currently anticipated to be in 2023.

At 30 June 2022, the disposal group included total assets of $25.6bn.

Planned sale of the retail banking business in Greece
On 24 May 2022, HSBC Continental Europe signed a sale and purchase agreement for the sale of its branch operations in Greece to Pancreta Bank SA. Completion of the transaction is subject to regulatory approval and is currently expected to occur in the first half of 2023. At 30 June 2022, the disposal group included $0.4bn of loans and advances to customers and $2.3bn of customer accounts which met the criteria to be classified as held for sale. In 2Q22, we recognised a loss of $0.1bn, including goodwill impairment, upon reclassification as held for sale in accordance with IFRS 5.

Planned sale of the business in Russia
Following a strategic review of our business in Russia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) has entered into an agreement to sell its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company), subject to regulatory approvals.

9	Events after the balance sheet date

In its assessment of events after the balance sheet date, HSBC has considered and concluded that no material events have occurred resulting in adjustments to the financial statements.

An interim dividend for the 2022 half-year in respect of the financial year ending 31 December 2022 was approved by the Directors on 1 August 2022, as described in Note 2.

10	Capital structure

Capital ratios
	At
	30 Jun	31 Dec
	2022	2021
	%	%
Transitional basis
Common equity tier 1 ratio	13.6	15.8
Tier 1 ratio	16.1	18.6
Total capital ratio	18.6	21.2
End point basis
Common equity tier 1 ratio	13.6	15.8
Tier 1 ratio	16.1	18.5
Total capital ratio	17.7	20.0

Total regulatory capital and risk-weighted assets
	At
	30 Jun	31 Dec
	2022	2021
	$m	$m
Transitional basis
Common equity tier 1 capital	115,780	132,565
Additional tier 1 capital	21,734	23,727
Tier 2 capital	21,005	21,494
Total regulatory capital	158,519	177,786
Risk-weighted assets	851,743	838,263
End point basis
Common equity tier 1 capital	115,780	132,565
Additional tier 1 capital	21,734	22,421
Tier 2 capital	13,049	12,475
Total regulatory capital	150,563	167,461
Risk-weighted assets	851,743	838,263

Leverage ratio1
	At
	30 Jun	31 Dec
	2022	2021
	$bn	$bn
Tier 1 capital	137.5	155.0
Total leverage ratio exposure	2,484.2	2,962.7
	%	%
Leverage ratio	5.5	5.2

1
The CRR II regulatory transitional arrangements for IFRS 9 are applied in the leverage ratio calculation. This calculation is in line with the UK leverage rules that were implemented on 1 January 2022, and excludes central bank claims. Comparatives for 2021 are reported based on the disclosure rules in force at that time, and include claims on central banks.

Unless otherwise stated, all figures are calculated using the EU‘s regulatory transitional arrangements for IFRS 9 ‘Financial Instruments’ in article 473a of the Capital Requirements Regulation.

11	Statutory accounts

The information in this media release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. The statutory accounts for the year ended 31 December 2021 have been delivered to the Registrar of Companies in England and Wales in accordance with section 447 of the Companies Act 2006. The Group’s auditors, PricewaterhouseCoopers LLP (‘PwC’), has reported on those accounts. Its report was unqualified, did not include a reference to any matters to which PwC drew attention by way of emphasis without qualifying its report and did not contain a statement under section 498(2) or (3) of the Companies Act 2006.
The information in this media release does not constitute the unaudited interim condensed financial statements which are contained in the Interim Report 2022. The Interim Report 2022 was approved by the Board of Directors on 1 August 2022. The unaudited interim condensed financial statements have been reviewed by the Group’s auditor, PwC, in accordance with the guidance contained in the International Standard on Review Engagements (UK and Ireland) 2410: Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Auditing Practices Board. The full report of its review, which was unmodified, is included in the Interim Report 2022.

12	Dealings in HSBC Holdings plc listed securities
HSBC has policies and procedures that, except where permitted by statute and regulation, prohibit it undertaking specified transactions in respect of its securities listed on The Stock Exchange of Hong Kong Limited (‘HKEx’). Except for dealings as intermediaries or as trustees by subsidiaries of HSBC Holdings, or in relation to the HSBC Holdings ordinary share buy-back, neither HSBC Holdings nor any of its subsidiaries has purchased, sold or redeemed any of its securities listed on HKEx during the half-year ended 30 June 2022.

13	Earnings release and final results
An earnings release for the three-month period ending 30 September 2022 is expected to be issued on 25 October 2022. The results for the year to 31 December 2022 are expected to be announced on 21 February 2023.

14	Corporate governance
We are subject to corporate governance requirements in both the UK and Hong Kong. Throughout the six months ended 30 June 2022, we complied with the applicable provisions of the UK Corporate Governance Code, save to the extent referred to in the next paragraph, and also the requirements of the Hong Kong Corporate Governance Code. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.
Dame Carolyn Fairbairn was appointed as Chair to the Group Remuneration Committee on 29 April 2022. In approving Dame Carolyn Fairbairn‘s appointment, the Board considered the UK Corporate Governance Code expectation that the Chair has served at least 12 months as a member on the committee before assuming the position of Chair. Given her previous experience as both a member and chair of the remuneration committees of other UK listed companies, the Board approved the appointment of Dame Carolyn Fairbairn as Chair.
Under the Hong Kong Code, the Group Audit Committee should be responsible for the oversight of all risk management and internal control systems, unless expressly addressed by a separate risk committee. Our Group Risk Committee is responsible for oversight of internal control, other than internal financial controls, and risk management systems.
The Board has codified obligations for transactions in Group securities in accordance with the requirements of the Market Abuse Regulation and the rules governing the listing of securities on the HKEx, save that the HKEx has granted waivers from strict compliance with the rules that take into account accepted practices in the UK, particularly in respect of employee share plans.
Following specific enquiries all Directors have confirmed that they have complied with their obligations in respect of transacting in Group securities throughout the period.
There have been no material changes to the information disclosed in the Annual Report and Accounts 2021 in respect of the remuneration of employees, remuneration policies, bonus and share option plans and training schemes. Details of the number of employees are provided on page 33 of the Interim Report 2022.
The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:
Mark Tucker*, Geraldine Joyce Buckingham†, Rachel Duan†, Carolyn Julie Fairbairn† James Anthony Forese†, Steven Guggenheimer†, José Antonio Meade Kuribreña†, Eileen K Murray†, David Nish†, Noel Quinn, Ewen Stevenson and Jackson Tai†.

*
Non-executive Group Chairman
†
Independent non-executive Director

15	Interim Report 2022

The Interim Report 2022 will be made available to shareholders on or about 26 August 2022. Copies of the Interim Report 2022 and this news release may be obtained from Global Communications, HSBC Holdings plc, 8 Canada Square, London E14 5HQ, United Kingdom; from Communications (Asia), The Hongkong and Shanghai Banking Corporation Limited, 1 Queen’s Road Central, Hong Kong; or from US Communications, HSBC Bank USA, N.A., 1 West 39th Street, 9th Floor, New York, NY 10018, USA. The Interim Report 2022 and this news release may also be downloaded from the HSBC website, www.hsbc.com.
A Chinese translation of the Interim Report 2022 is available upon request from Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong.
The Interim Report 2022 will be available on The Stock Exchange of Hong Kong Limited’s website www.hkex.com.hk.

16	Cautionary statement regarding forward-looking statements
This news release may contain projections, estimates, forecasts, targets, commitments, ambitions, opinions, prospects, results, returns and forward-looking statements with respect to the financial condition, results of operations, capital position, strategy and business of the Group which can be identified by the use of forward-looking terminology such as ‘may’, ‘will’, ‘should’, ‘expect’, ‘anticipate’, ‘project’, ‘estimate’, ‘seek’, ‘intend’, ‘target’ or ‘believe’ or the negatives thereof or other variations thereon or comparable terminology (together, ‘forward-looking statements‘), including the strategic priorities and any financial, investment and capital targets and ESG targets/commitments described herein.
Any such forward-looking statements are not a reliable indicator of future performance, as they may involve significant stated or implied assumptions and subjective judgements which may or may not prove to be correct. There can be no assurance that any of the matters set out in forward-looking statements are attainable, will actually occur or will be realised or are complete or accurate. The assumptions and judgments may prove to be incorrect and involve known and unknown risks, uncertainties, contingencies and other important factors, many of which are outside the control of the Group. Actual achievements, results, performance or other future events or conditions may differ materially from those stated, implied and/or reflected in any forward-looking statements due to a variety of risks, uncertainties and other factors (including without limitation those which are referable to general market or economic conditions, regulatory changes, geopolitical tensions such as the Russia-Ukraine war, the impact of the Covid-19 pandemic or as a result of data limitations and changes in applicable methodologies in relation to ESG related matters).
Any such forward-looking statements are based on the beliefs, expectations and opinions of the Group at the date the statements are made, and the Group does not assume, and hereby disclaims, any obligation or duty to update, revise or supplement them if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, recipients should not place reliance on, and are cautioned about relying on, any forward-looking statements. No representations or warranties, expressed or implied, are given by or on behalf of the Group as to the achievement or reasonableness of any projections, estimates, forecasts, targets, prospects or returns contained herein.
Additional detailed information concerning important factors that could cause actual results to differ materially from this news release is available in our Annual Report and Accounts 2021 for the fiscal year ended 31 December 2021 filed with the Securities and Exchange Commission (the ‘SEC’) on Form 20-F on 23 February 2022, our 1Q 2022 Earnings Release furnished to the SEC on Form 6-K on 26 April 2022, and our Interim Report 2022 for the six months ended 30 June 2022 which we expect to furnish to the SEC on Form 6-K on or around 1 August 2022.

17	Use of alternative performance measures
This news release contains non-IFRS measures used by management internally that constitute alternative performance measures under European Securities and Markets Authority guidance and non-GAAP financial measures defined in and presented in accordance with SEC rules and regulations (‘alternative performance measures’). The primary alternative performance measures we use are presented on an ‘adjusted performance’ basis which is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items which distort period-on-period comparisons. Significant items are those items which management and investors would ordinarily identify and consider separately when assessing performance in order to better understand the underlying trends in the business. Reconciliations between alternative performance measures and the most directly comparable measures under IFRS are provided in our 2021 Form 20-F,which is available at www.hsbc.com.

18	Certain defined terms
Unless the context requires otherwise, ‘HSBC Holdings’ means HSBC Holdings plc and ‘HSBC’, the ‘Group’, ‘we’, ‘us’ and ‘our’ refer to HSBC Holdings together with its subsidiaries. Within this document the Hong Kong Special Administrative Region of the People’s Republic of China is referred to as ‘Hong Kong’. When used in the terms ‘shareholders’ equity’ and ‘total shareholders’ equity’, ‘shareholders’ means holders of HSBC Holdings ordinary shares and those preference shares and capital securities issued by HSBC Holdings classified as equity. The abbreviations ‘$m’ and ‘$bn’ represent millions and billions (thousands of millions) of US dollars, respectively.

19	Investor Relations / Media Relations contacts

For further information contact:

Investor Relations	Media Relations
UK – Richard O‘Connor	UK – Gillian James
Telephone: +44 (0)20 7991 6590	Telephone: +44 (0)20 7992 0516
Email: investorrelations@hsbc.com	Email: pressoffice@hsbc.com

Hong Kong – Mark Phin	UK – Heidi Ashley
Telephone: +852 2822 4908	Telephone: +44 (0)20 7992 2045
Email: investorrelations@hsbc.com.hk	Email: pressoffice@hsbc.com

Hong Kong – Jessica Lee
Telephone: +852 2822 1268
Email: aspmediarelations@hsbc.com.hk

20	Registered Office and Group Head Office

8 Canada Square
London E14 5HQ
United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Reconciliation of reported and adjusted items

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 1 August 2022